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                          January 14, 2021

       Zhilin Li
       Chief Executive Officer
       CHINA PHARMA HOLDINGS, INC.
       Second Floor, No. 17, Jinpan Road
       Haikou, Hainan Province, China

                                                        Re: CHINA PHARMA
HOLDINGS, INC.
                                                            Registration
Statement on Form S-3
                                                            Filed January 8,
2021
                                                            File No. 333-251973

       Dear Ms. Li:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Elizabeth Fei Chen,
Esq.